I&I Rose Garden

Growing Wellness

WHY NOW



A new age of plant-based wellness



Massachusetts cannabis market estimated at $1.35B and growing; federal legalization forecasts looking positive



A growing community of educated, empowered consumers

Target Customers

First time users will appreciate the educational aspects of our brand, and the enhanced experiences (ganja yoga classes and open smoke meditations), as well as our educational media content

Wellness seekers will feel at home because of our thoughtful care and approach to cannabis medicine. Our intention is to create a lifestyle brand rooted in self-love and healing

Vegan cannabis enthusiasts will be relieved to have access to our products. Currently, there is 1 legal product manufacturer in the vegan edible market (Western MA).

Baby boomers will find edibles a delicious and discreet way to consume cannabis. Low-dose options and high CBD content products will appeal to consumers looking for small adjustments to their lifestyle, whether to address the normal aches and pains of aging or to simply to relax and ease sleep issues. According to a 2019 report by New Frontier Data, adults aged 55 and older make 24% of all cannabis purchases.

Millennials will enjoy all levels of experiences through the Garden and will enjoy the ever-changing vegan offerings as well as staple fan favorites. Subscriptions services will also help these consumers enjoy offerings without ever leaving the comfort of their own home.

The Garden was created by a Black woman, for the purpose of having a space where others felt comfortable to smoke weed and practice wellness, especially *Black women*. Throughout history, racial bias has put the health of Black women at grave risk, and this problem persists today. The lack of Black-women representation in wellness has also alienated these women from accessing tools that their ancestors created. We are inspired by other Black women everyday, and we create products and offerings in honor of the sacrifices they have and continue to make in this world. We are confident that this demographic will be supportive and appreciative of our efforts to serve their needs.

Vision & Mission

We exist to create access to quality vegan cannabis products and high-end experiences for the mindful consumer.

We're here to diversify the landscape of the cannabis industry and consciously shift the market to represent, reflect and empower women of color.

Our mission is to embrace, educate and enhance the full spectrum of cannabis wellness.



OUR BUSINESS STRENGTHS



✓ Unique product-market fit, attractive unit margins (35%-60%), and so good you'll ask, "Are you sure this is vegan?!"



✓ A compelling, fresh and values-driven **brand** and engaged consumer following



✓ A diverse team of energetic, experienced doers with decades of collective experience designing and implementing consumer-centered experiences (digital assets & websites, corporate & community partnerships, educational programs, etc.)



✓ An integrated Positive Impact & Diversity Plan and strong network of community partners & allies; we're adding 10-20 jobs at full capacity as well as making Roslindale Center a destination for recreational cannabis consumers

OUR (APPROVED) VEGAN PRODUCT MENU

- **Cosmetics** – Multi-serve 100MG/50MG bottles of salve, body butter, facial mist, facial serum, hair serum, hair cream

- **Cooking Oils & Condiments** – Single-serve 5 MG packets, Multi-serve 100MG bottles

- **Baked Goods** – single and multi-serve cookies, cakes, breads, donuts, bars & crumbles, pies, tarts, cobblers, granola

- **No-Bake Desserts** – single and multi-serve fudges and ice creams in regular and seasonal flavors

- **Dry Tea Mixes** – single 5mg tea bags and 100mg multi-serve cannisters of infused herbal teas (indica, sativa, and hybrid varieties)

- **Infused Beverages** – various flavors (lemonade, sweet tea, etc.) in single servings of 5mg or six-packs of 30mg



OUR GOODS ARE FRESH WITH NATURAL & ORGANIC INGREDIENTS. OUR RECIPES ARE ORIGINAL AND UNIQUE – MAKING FOR AN ABUNDANT PRODUCT!

vegan | 100MG

peanut butter fudge

22 Birch Street
The Concept

 Bakery

&

 Apothecary

THE SPACE

Retail (upstairs)
376 square feet

Best way to serve our clients and continue to build a diversified, empowered-consumer + plant-based wellness brand.



Manufacturing (downstairs)
388 square feet

All-electric, eco-friendly kitchen that features:
- Natural extraction process and on-site packaging to assure highest quality control
- Full suite of odor mitigation strategies
- Off-hour delivery schedule that will not interfere with other local businesses

22 Birch Street
PHASED LICENSING

B2B

EARLY 2022:
PRODUCT MANUFACTURING
(Wholesale Strategy to
State-Wide Dispensary Network)

B2C

MID 2022:
RETAIL
(Personalized Concierge Experience,
By Appointment)

- We have a core line of delicious fresh-baked, shelf-stable vegan edible products that will be marketed to our dispensary partners, launching with our signature **Peanut Butter Fudge and Chocolate Chip Cookies.**

- We have a longer approved list of some 50+ recipes for additional products that will be exclusive to our flagship location and preferred dispensary partners.



vegan | 25MG
chocolate chip cookie

FINANCIAL FORECAST

Please note: none of our Mainvest projections include retail revenue; we have built the model for 22 Birch so that we grow into our retail experience in alignment with profits from product manufacturing. We will be better equipped to forecast retail revenue by Q3, once we have established state-wide market penetration.

Based solely on our B2B initial wholesale strategy, we are conservatively projecting market adoption of **only our initial two signature products** (cookies and fudge) among 75% of the existing retail dispensaries. With average weekly purchases of $500 per PO, we will gross $2.2M in annual sales from the downstairs production kitchen alone.

The wholesale revenue stream is forecast to increase 10% in Y2, dependent on how many additional product offerings we can scale production on to meet demand in late 2022.

Our intention is to mindfully and sustainably grow with attention to our community, our wholesale business, and individual customer's overall experience in mind.

FUTURE GROWTH:
A Full Seed-to-Sale Ecosystem

22 Birch Street



✓ Retail

✓ Delivery Direct
to Consumers

CannaCampus:
Cultivation
& Education Center /
Farm – To – Table Vegan Restaurant



International
Wellness Center
in Jamaica



2021   2022   2023   2024

✓ Product
Manufacturing

✓ Cultivation

✓ Social Consumption

✓ Multi-state
operator (targeting
CA, NY, and OK)